Exhibit 99.1

Futu Announces Second Quarter 2021 Unaudited Financial Results

HONG KONG, August 31, 2021 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Operational Highlights

•	Total number of paying clients[1] increased 230.2% year-over-year to 1,000,795.

•	Total number of registered clients[2] increased 142.5% year-over-year to 2,316,094.

•	Total number of users[3] increased 66.8% year-over-year to 15.5 million.

•	Total client assets increased 253.5% year-over-year to HK$503.2 billion.

•	Daily average client assets were HK$470.2 billion in the second quarter of 2021, an increase of 295.8% from the same period in 2020.

•	Total trading volume increased 104.3% year-over-year to HK$1.3 trillion, in which trading volume for US stocks was HK$842.3 billion and trading volume for Hong Kong stocks was HK$447.3 billion.

•	Daily average revenue trades (DARTs)[4] increased 105.4% year-over-year to 540,988.

•	Margin financing and securities lending balance increased 338.4% year-over-year to HK$33.0 billion.

Second Quarter 2021 Financial Highlights

•	Total revenues increased 129.3% year-over-year to HK$1,576.9 million (US$203.1 million).

•	Total gross profit increased 143.2% year-over-year to HK$1,298.0 million (US$167.1 million).

•	Net income increased 125.8% year-over-year to HK$533.9 million (US$68.7 million).

•	Non-GAAP adjusted net income[5] increased 126.7% year-over-year to HK$550.4 million (US$70.9 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We are pleased to announce that our operating metrics recorded robust growth across the board in the second quarter of 2021.”

“The net addition of paying clients was approximately 211 thousand, our second-best quarter in history. We achieved the 1 million paying client milestone as of quarter end, representing 230.2% year-over-year growth. We are encouraged to see that Singapore contributed to roughly half of this net addition, which underscores our product appeal and the huge untapped market opportunity in Singapore. Organic growth continued to contribute over half of our new paying clients, with this percentage even higher in Singapore. Our quarterly paying client retention rate remained high at 97.8% despite rapid client growth and equities market pullback.”

“Going forward, we are committed to defending our leading position in Hong Kong, leveraging word-of-mouth referral and marketing to grab market share in Singapore, and accelerating self-clearing for U.S stock trading to improve profitability and operational flexibility.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Despite mark-to-market loss due to challenging equities market performances, our total client assets increased to HK$503.2 billion, representing 253.5% growth on a year-over-year basis and 8.9% growth on a quarter-over-quarter basis. Total trading volume was HK$1.3 trillion, up 104.3% year-over-year. U.S. stock trading volume accounted for approximately 64% of our total trading volume. We noticed a meaningful sequential slump in trading volume as turnover rate declined across trading markets and client cohorts against a challenging equities market backdrop.”

“As for our wealth management business Money Plus, we established new partnerships with 7 reputable asset managers, including Goldman Sachs, UBS and Principal. As of quarter end, over 74,000 clients held wealth management positions and total client assets in wealth management were HK$13.8 billion, up 59.2% year-over-year and 5.0% quarter-over-quarter. In the second quarter, we added fund portfolio rebalancing function and upgraded the functionality of money market funds to allow for automatic subscription and redemption based on client’s idle cash and margin balance positions. We expect steady wealth management asset balance growth regardless of overall market sentiment.”

“Our enterprise business Futu I&E recorded robust growth in this quarter. We had 186 IPO and IR clients as well as 263 ESOP solutions clients as of quarter end, representing 190.6% and 152.9% year-over-year growth, respectively.”

“We continue to see active user engagement as average DAU remained above 1 million on each trading day in June. So far, over 600 companies have set up enterprise accounts in our social community to interact with retail investors, as our self-reinforcing ecosystem continues to expand and thrive.”

Second Quarter 2021 Financial Results

Revenues

Total revenues were HK$1,576.9 million (US$203.1 million), an increase of 129.3% from HK$687.6 million in the second quarter of 2020.

Brokerage commission and handling charge income was HK$797.7 million (US$102.7 million), an increase of 94.8% from HK$409.5 million in the second quarter of 2020. The rise was mainly due to the 104.3% year-over-year growth of our total trading volume. Dampened market sentiments over the second quarter led to a sequential decline in trading turnover and brokerage commission, although blended commission rates recorded a slight uptick.

Interest income was HK$610.3 million (US$78.6 million), an increase of 193.6% from HK$207.9 million in the second quarter of 2020. The increase in interest income was mainly driven by the increase in daily average margin financing balances, higher securities borrowing and lending services income, as well as higher IPO financing interest income.

Other income was HK$168.8 million (US$21.7 million), an increase of 140.5% from HK$70.2 million in the second quarter of 2020. The rise was primarily due to increases in currency exchange service income and underwriting fee income.

Costs

Total costs were HK$278.8 million (US$35.9 million), an increase of 81.3% from HK$153.8 million in the second quarter of 2020.

Brokerage commission and handling charge expenses were HK$145.2 million (US$18.7 million), an increase of 88.6% from HK$77.0 million in the second quarter of 2020. This increase was roughly in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$79.5 million (US$10.2 million), an increase of 97.8% from HK$40.2 million in the second quarter of 2020. The increase was primarily due to higher margin financing interest expenses and higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$54.2 million (US$7.0 million), an increase of 48.1% from HK$36.6 million in the second quarter of 2020. The increase was primarily due to an increase in cloud service fees to process higher number of concurrent trades.

Gross Profit

Total gross profit was HK$1,298.0 million (US$167.1 million), an increase of 143.2% from HK$533.8 million in the second quarter of 2020.

Gross profit margin increased from 77.6% in the second quarter of 2020 to 82.3% in the second quarter of 2021, attributable to higher operating leverage as a result of our larger business scale.

Operating Expenses

Total operating expenses were HK$647.4 million (US$83.4 million), an increase of 145.0% from HK$264.2 million in the second quarter of 2020.

Research and development expenses were HK$173.4 million (US$22.3 million), an increase of 47.8% from HK$117.3 million in the second quarter of 2020. The increase was primarily due to an increase in research and development headcount to build out U.S. clearing capabilities, support new product offerings and provide more customized product experiences in international markets.

Selling and marketing expenses were HK$377.4 million (US$48.6 million), an increase of 291.9% from HK$96.3 million in the second quarter of 2020. The increase was primarily due to higher branding and marketing spending, especially in international markets.

General and administrative expenses were HK$96.5 million (US$12.4 million), an increase of 90.7% from HK$50.6 million in the second quarter of 2020. The increase was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 125.8% to HK$533.9 million (US$68.7 million) from HK$236.5 million in the second quarter of 2020. The increase was primarily due to robust revenue growth and operating leverage.

Non-GAAP adjusted net income increased by 126.7% to HK$550.4 million (US$70.9 million) from HK$242.8 million in the second quarter of 2020. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$3.54 (US$0.46), compared with HK$1.88 in the second quarter of 2020. Diluted net income per ADS was HK$3.47 (US$0.45), compared with HK$1.86 in the second quarter of 2020. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Tuesday, August 31, 2021, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/6176557. It will automatically lead to the registration page of "Futu Holdings Ltd Second Quarter 2021 Earnings Conference Call", where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number "6176557".

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, September 8, 2021. The dial-in details are:

International: +61-2-8199-0299

US:                +1-646-254-3697

Hong Kong:  +852-3051-2780

Passcode:       6176557

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders..

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7658 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of June 30
	2020	2021	2021
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	1,034,668	1,773,938	228,430
Cash held on behalf of clients	42,487,090	62,419,357	8,037,724
Term deposits	300,000	-	-
Loans and advances (net of allowance of HK$9,075 thousand and HK$17,894 thousand as of December 31, 2020 and June 30, 2021)	18,825,366	53,184,721	6,848,582
Receivables:
Clients	735,145	686,210	88,363
Brokers	5,780,461	10,157,005	1,307,915
Clearing organizations	1,243,928	636,078	81,908
Fund management companies and fund distributors	297,622	144,352	18,588
Interest	19,876	36,439	4,692
Prepaid assets	11,422	32,120	4,136
Operating lease right-of-use assets	208,863	259,292	33,389
Other assets	393,326	405,850	52,261
Total assets	71,337,767	129,735,362	16,705,988

LIABILITIES
Amounts due to related parties	87,169	27,383	3,526
Payables:
Clients	46,062,842	66,053,640	8,505,710
Brokers	4,533,581	5,337,589	687,320
Clearing organizations	324,266	836,984	107,778
Fund management companies and fund distributors	127,442	96,206	12,388
Interest	5,493	14,142	1,821
Borrowings	5,482,818	29,329,012	3,776,689
Securities sold under agreements to repurchase	5,453,037	5,636,019	725,749
Operating lease liabilities	222,231	274,432	35,339
Accrued expenses and other liabilities	731,198	1,225,058	157,750
Total liabilities	63,030,077	108,830,465	14,014,070

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of June 30
	2020	2021	2021
	HK$	HK$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares	47	58	7
Class B ordinary shares	38	38	5
Additional paid-in capital	6,960,369	17,858,421	2,299,624
Accumulated other comprehensive income	4,974	7,928	1,021
Retained earnings	1,342,262	3,038,452	391,261
Total shareholders' equity	8,307,690	20,904,897	2,691,918
Total liabilities and shareholders' equity	71,337,767	129,735,362	16,705,988

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	409,519	797,738	102,725	708,695	2,122,679	273,337
Interest income	207,853	610,335	78,593	352,333	1,268,940	163,401
Other income	70,192	168,785	21,734	117,178	389,842	50,199
Total revenues	687,564	1,576,858	203,052	1,178,206	3,781,461	486,937
Costs
Brokerage commission and handling charge expenses	(77,032)	(145,165)	(18,693)	(127,174)	(359,002)	(46,229)
Interest expenses	(40,193)	(79,500)	(10,237)	(73,315)	(246,967)	(31,802)
Processing and servicing costs	(36,577)	(54,166)	(6,975)	(71,233)	(116,024)	(14,940)
Total costs	(153,802)	(278,831)	(35,905)	(271,722)	(721,993)	(92,971)
Total gross profit	533,762	1,298,027	167,147	906,484	3,059,468	393,966

Operating expenses
Research and development expenses	(117,266)	(173,405)	(22,329)	(201,336)	(310,787)	(40,020)
Selling and marketing expenses	(96,332)	(377,426)	(48,601)	(161,606)	(652,036)	(83,963)
General and administrative expenses	(50,637)	(96,535)	(12,431)	(97,755)	(174,365)	(22,453)
Total operating expenses	(264,235)	(647,366)	(83,361)	(460,697)	(1,137,188)	(146,436)

Others, net	(4,693)	(25,874)	(3,332)	(8,362)	(19,593)	(2,523)

Income before income tax expense	264,834	624,787	80,454	437,425	1,902,687	245,007

Income tax expense	(28,260)	(90,896)	(11,705)	(45,775)	(206,497)	(26,591)
Share of loss from equity method investment	(86)	-	-	(308)	-	-

Net income	236,488	533,891	68,749	391,342	1,696,190	218,416

Net income attributable to ordinary shareholders of the Company	236,488	533,891	68,749	391,342	1,696,190	218,416

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.24	0.44	0.06	0.39	1.45	0.19
Diluted	0.23	0.43	0.06	0.39	1.42	0.18

Net income per ADS
Basic	1.88	3.54	0.46	3.12	11.56	1.49
Diluted	1.86	3.47	0.45	3.09	11.36	1.46

Weighted average number of ordinary shares used in computing net income per share
Basic	1,003,926,477	1,208,284,930	1,208,284,930	1,003,789,053	1,173,661,489	1,173,661,489
Diluted	1,015,012,020	1,228,898,637	1,228,898,637	1,013,357,569	1,194,580,873	1,194,580,873

Net income	236,488	533,891	68,749	391,342	1,696,190	218,416
Other comprehensive income, net of Tax
Foreign currency translation adjustment	(114)	9,446	1,216	(4,296)	2,954	382
Total comprehensive income	236,374	543,337	69,965	387,046	1,699,144	218,798

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	HK$	HK$	US$	HK$	HK$	US$
Net income	236,488	533,891	68,749	391,342	1,696,190	218,416
Add: share-based compensation expenses	6,298	16,543	2,130	12,065	33,416	4,303
Adjusted net income	242,786	550,434	70,879	403,407	1,729,606	222,719

Non-GAAP to GAAP reconciling items have no income tax effect.